                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 5)



                         KONTRON MOBILE COMPUTING, INC.
            -------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $.001 Par Value
            -------------------------------------------------------
                         (Title of Class of Securities)


                                  31659P 10 3
            -------------------------------------------------------
                                 (CUSIP Number)


                              Hannes Niederhauser
                                   Kontron AG
                           Oskar-Von-Miller Strasse 1
                              85386 Eching/Munich
                                    Germany
                                 +49 81 65 77 0
            -------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                January 29, 2003
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g) check the following box. [ ].


                        (Continued on following page(s))

                                Page 1 of 6 Pages

CUSIP No. 31659P 10 3            SCHEDULE 13D, AMENDMENT NO. 5            PAGE 2
--------------------------------------------------------------------------------
(1)         Names of Reporting Persons
            IRS Identification Nos. of Above Persons (Entities Only)

                     Kontron AG (f/k/a Kontron Embedded Computers AG)
--------------------------------------------------------------------------------
(2)         Check the Appropriate Box if a Member of a Group*:
            (a)   [  ]
            (b)   [  ]
--------------------------------------------------------------------------------
(3)         SEC Use Only

--------------------------------------------------------------------------------
(4)         Source of Funds*

                     WC
--------------------------------------------------------------------------------
(5)         Check if Disclosure of Legal Proceedings is Required Pursuant to
            Items 2(d) or 2(e):                                             [  ]

--------------------------------------------------------------------------------
(6)         Citizenship or Place of Organization:

                    Germany
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each
Reporting Person with
                              (7) Sole Voting Power

                                  13,163,242
            --------------------------------------------------------------------
                              (8) Shared Voting Power

                                  0
            --------------------------------------------------------------------
                              (9) Sole Dispositive Power

                                  13,163,242
            --------------------------------------------------------------------
                             (10) Shared Dispositive Power

                                  0
            --------------------------------------------------------------------
(11)        Aggregate Amount of Beneficially Owned by Each Reporting Person

            13,163,242
--------------------------------------------------------------------------------
(12)        Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                            [  ]
--------------------------------------------------------------------------------
(13)        Percent of Class Represented by Amount in Row (11):

            64.5%
--------------------------------------------------------------------------------
(14)        Type of Reporting Person*

            HC
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 31659P 10 3            SCHEDULE 13D, AMENDMENT NO. 5            PAGE 3
--------------------------------------------------------------------------------


This Amendment No. 5 (the "Amendment") amends the statement on Schedule 13D filed by Kontron AG (formerly known as Kontron Embedded Computers AG) with the Securities and Exchange Commission on August 30, 2000, as amended on September 19, 2000, November 22, 2000, December 11, 2000 and January 5, 2001 (the
"Statement"). This Amendment supplements and, to the extent inconsistent therewith, amends the information set forth in the Statement.

In particular, this amendment reflects the dissolution of FWRKS Acquisition Corp. ("FWRKS") and the resulting transfer of record ownership of 6,000,000 shares of Common Stock of Kontron Mobile Computing, Inc. previously held by FWRKS to Kontron AG.

ITEM 1.   SECURITY AND ISSUER.

          The title and class of shares to which this statement relates is the Common Stock, par value $0.001 per share (the "Common Stock"), of Kontron Mobile Computing, Inc., a Minnesota corporation (the "Company"). The Company's principal executive office is located at 7631 Anagram Drive, Eden Prairie, Minnesota 55344.

ITEM 2.   IDENTITY AND BACKGROUND.

     (a) Kontron AG (formerly known as Kontron Embedded Computers AG) is a German corporation.

          The executive officers and directors of Kontron AG are as follows:

          Name                                        Title
          ----                                        -----

          Hannes Niederhauser                    Chief Executive Officer;
                                                 Chairman of Managing Board

          Johann (Hans) Muhlbauer                Vice Chairman of Managing
                                                 Board

          Dr. Rudi Wieczorek                     Chief Technical Officer;
                                                 member of Managing Board

          Thomas Sparrvik                        CEO, Kontron America;
                                                 member of Managing Board

          Ulrich Gehrmann                        CEO, Europe, Middle East &
                                                 Africa

          Marc F. Brown                          President, Kontron America;
                                                 President & CEO, Kontron Canada

          Helmut Krings                          Chairman of Supervisory Board

          Pierre McMaster                        Member of Supervisory Board

          Jens Neiser                            Member of Supervisory Board

CUSIP No. 31659P 10 3            SCHEDULE 13D, AMENDMENT NO. 5            PAGE 4
--------------------------------------------------------------------------------


          Except to the extent inconsistent herewith, the information previously reported in Item 2(a) of the Statement with respect to Kontron AG is incorporated by reference herein.

     (b) Except to the extent inconsistent herewith, the information previously reported in Item 2(b) of the Statement with respect to Kontron AG is incorporated by reference herein.

     (c) Except to the extent inconsistent herewith, the information previously reported in Item 2(c) of the Statement with respect to Kontron AG is incorporated by reference herein.

     (d) Except to the extent inconsistent herewith, the information previously reported in Item 2(d) of the Statement with respect to Kontron AG is incorporated by reference herein.

     (e) Except to the extent inconsistent herewith, the information previously reported in Item 2(e) of the Statement with respect to Kontron AG is incorporated by reference herein.

     (f) Mr. Niederhauser is an Austrian citizen, Messrs. Gehrmann, Krings, Muhlbauer, Neiser and Wieczorek are German citizens, Mr. Sparrvik is a Swedish citizen, Mr. Brown is an American citizen and Mr. McMaster is a Canadian citizen.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The information previously reported in this Item of the Statement with respect to the source of funds for Kontron AG's and FWRKS's investment in securities of the Company is incorporated by reference herein.

ITEM 4.   PURPOSE OF TRANSACTION.

          The information previously reported in this Item of the Statement with respect to the purpose of Kontron AG's and FWRKS's investment in securities of the Issuer is incorporated by reference herein.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) Kontron AG beneficially owns 13,163,242 shares of the Company's Common Stock, including (i) 7,694,492 shares of Common Stock and (ii) 5,468,750 shares of Common Stock issuable upon conversion of 4,250,000 shares of Series B Convertible Preferred Stock and 500,000 shares of Series C Convertible Preferred Stock, representing approximately 64.5% of the Company's Common Stock on an as-if converted basis. As of January 29, 2003, FWRKS no longer is the beneficial owner of any shares of the Company's capital stock. The percentage of shares of Common Stock reported as owned by the Reporting Person is based upon 14,952,926 shares of Common Stock issued and outstanding, which is the total number of shares of Common Stock outstanding as reported in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2002.

CUSIP No. 31659P 10 3            SCHEDULE 13D, AMENDMENT NO. 5            PAGE 5
--------------------------------------------------------------------------------


     (b) The Reporting Person has sole voting and dispositive power as to the shares of Common Stock described in paragraph (a) above.

     (c) On July 31, 2002, FWRKS was voluntarily dissolved by its sole stockholder, Kontron AG. As of January 29, 2003, record ownership of 6,000,000 shares of the Company's Common Stock was transferred from FWRKS to its former sole stockholder, Kontron AG, for no additional consideration. No other transactions have been effected by the Reporting Person within 60 days prior to the filing of this Amendment No. 5.

     (d)  Not applicable.

     (e) As of January 29, 2003, FWRKS no longer is the beneficial owner of any shares of the Company's capital stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

          Not applicable.

CUSIP No. 31659P 10 3            SCHEDULE 13D, AMENDMENT NO. 5            PAGE 6
--------------------------------------------------------------------------------



                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 31, 2003

                                               KONTRON AG


                                               By: /s/ Hannes Niederhauser
                                                   -----------------------------
                                                   Name:  Hannes Niederhauser
                                                   Title: Managing Director



                                               By: /s/ Thomas Sparrvik
                                                   -----------------------------
                                                   Name:  Thomas Sparrvik
                                                   Title: Managing Director